SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Poshmark, Inc.

(Name of Issuer)

Class A Common Stock of $0.0001 par value per share

(Title of Class of Securities)

73739W104

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73739W104	Page 2 of 9

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 73739W104	Page 3 of 9

1	NAMES OF REPORTING PERSONS Tembusu Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 73739W104	Page 4 of 9

1	NAMES OF REPORTING PERSONS Thomson Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 73739W104	Page 5 of 9

1	NAMES OF REPORTING PERSONS Anderson Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 73739W104	Page 6 of 9

Item 1(a).	Name of Issuer:

Poshmark, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

203 Redwood Shores Parkway, 8th Floor, Redwood City, California 94065

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek”);
(ii)	Tembusu Capital Pte. Ltd. (“Tembusu”);
(iii)	Thomson Capital Pte. Ltd. (“Thomson”); and
(iv)	Anderson Investments Pte. Ltd. (“Anderson” and, together with Temasek, Tembusu and Thomson, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891.

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A Common Stock of $0.0001 par value per share.

Item 2(e).	CUSIP Number:

73739W104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

0

(b)	Percent of class:

0

CUSIP No. 73739W104	Page 7 of 9

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the shares of the Issuer’s Class A common stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

0.

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 73739W104	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name	:	Jason Norman Lee
		Title	:	Authorized Signatory

Dated: February 8, 2023	TEMBUSU CAPITAL PTE. LTD.

	By:	/s/ Gregory Tan
		Name	:	Gregory Tan
		Title	:	Director

Dated: February 8, 2023	THOMSON CAPITAL PTE. LTD.

	By:	/s/ Poy Weng Chuen
		Name	:	Poy Weng Chuen
		Title	:	Director

Dated: February 8, 2023	ANDERSON INVESTMENTS PTE. LTD.

	By:	/s/ Poy Weng Chuen
		Name	:	Poy Weng Chuen
		Title	:	Director

CUSIP No. 73739W104	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 14, 2022, by and among Temasek, Tembusu, Thomson and Anderson (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2022).